April 11, 2025

Harry L. You
Executive Chairman
Berto Acquisition Corp.
1180 North Town Center Drive, Suite 100
Las Vegas, NV 89144

       Re: Berto Acquisition Corp.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed April 9, 2025
           File No. 333-286023
Dear Harry L. You:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Form S-1
Cover Page

1. We refer you to your tabular presentation of dilution on the cover page and on pages
       100 and 101 and note that dilution information was removed for the scenarios assuming 50% of maximum redemptions. Additionally, the difference between adjusted NTBV and offering price was removed for the scenarios assuming 25% of maximum redemptions. Please revise to present the tabular disclosure in quartile intervals based on percentages of the maximum redemption threshold (e.g., 25%,
       50%, 75% and maximum redemption) and include the difference between the offering price and the net tangible book value per share, as adjusted, as if the offering and assumed redemption levels have occurred and to give effect to material probable or consummated transactions (other than the completion of a de-SPAC transaction). Please refer to Item 1602(a)(4) and (c) of Regulation S-K.
 April 11, 2025
Page 2

2. We note your revised disclosures elsewhere that 3,750,000 warrants will be issued to the underwriter representatives at the closing as additional compensation. Please update your disclosure here to discuss this information. Please also revise your tabular disclosure on page 194 to include such information. See Items 501(b)(8) and 508(e) of
       Regulation S-K.
       Please contact Peter McPhun at 202-551-3581 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Dorrie Yale at 202-551-8776 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Joel Rubinstein, Esq.